SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 4)


                               Salant Corporation
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                                (Name of Issuer)


                           Common Stock, $1 par value
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                         (Title of Class of Securities)


                                    793897109
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                                 (CUSIP Number)


Felix Kozodoy c/o Magten Asset Management Corp., 35 E. 21st., New York, NY 10010
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 30, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  793897109
           ---------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Magten Asset Management Corp.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS

     AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,346,930
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,346,930

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,346,930

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%

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14   TYPE OF REPORTING PERSON

     IA, CO

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


CUSIP No.  793897109
           ---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Talton R. Embry

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    10,508
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,336,422
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,508
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,336,422


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,346,930

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

CUSIP No.  793897109
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

               The title of the class of equity securities to which this statement relates is: Common Stock.

               The name and address of the principal executive and business office of the Issuer is:

               Salant Corporation
               1114 Avenue of the Americas
               36th Floor
               New York, New York 10036

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

               This statement is being filed on behalf of Magten Asset Management Corp. ("Magten"), a Delaware corporation, and Talton R. Embry. Magten, a registered investment adviser, has investment discretion over certain managed accounts of its investment advisory clients and certain private investment funds for which it serves as general partner or investment manager. Mr. Embry is a managing director and the sole shareholder of Magten. Mr. Embry has investment discretion over various pension plans of Magten. The principal office of the Reporting Persons is at 35 East 21st Street, New York, New York 10010.

               Mr. Embry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Embry has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Talton R. Embry is a citizen of the United States of America.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

               As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 1,346,930 shares of Common Stock. All of the Shares were purchased in open market transactions using funds of the Reporting Persons investment advisory clients.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

               The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes. Notwithstanding the foregoing, one of the Reporting Persons, Mr. Embry, is a member of the Board of Directors of the Issuer and as such has had discussions with Management.

               The Reporting Persons have not entered into any agreements or arrangements relating to the Common Stock.

               Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserve the right to acquire additional Shares, dispose of all or some of the Shares from time to time, or continue to hold the Shares.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

               As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 1,346,930 Shares. Based on information supplied by the Issuer, as of September 29, 2001 there were 9,901,140 Shares outstanding. Therefore, Magten and Mr. Embry are deemed to beneficially own 13.6% of the outstanding Shares. The Reporting Persons have the shared power to vote or direct the vote of 1,346,930 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 1,346,930 Shares. The only transactions in the Shares effected by the Reporting Persons during the sixty days prior to June 30, 2002 through the date of this filing were in kind distributions to advisory clients as set forth in Exhibit B hereto.

               The Reporting Persons may be deemed to be beneficially owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

               Investment advisory clients, on whose behalf the Shares are held in managed accounts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

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Item 7.  Material to be Filed as Exhibits.

           1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

           2. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to June 30, 2002 through the date of this filing is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                   SIGNATURE


     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                                          June 10, 2002
                                                  ------------------------------
                                                             (Date)


                                                      /s/ Talton R. Embry
                                                  ------------------------------
                                                           (Signature)


/s/ Talton R. Embry                           Talton R. Embry, Managing Director
------------------------------                ----------------------------------
    Talton R. Embry                                        (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A
                                                                       ---------

                                    AGREEMENT
               The undersigned agree that this Amendment No. 4 to Schedule 13D dated June 10, 2002 relating to the Common Stock of Salant Corporation shall be filed on behalf of the undersigned.

                                                   MAGTEN ASSET MANAGEMENT CORP.

                                                   By: /s/ Talton R. Embry
                                          ------------------------------
                                                       Talton R. Embry
                                                       Managing Director

                                                       /s/ Talton R. Embry
                                          ------------------------------
                                                       Talton R. Embry

                                                                       Exhibit B
                                                                       ---------


                                      SCHEDULE OF TRANSACTIONS


                                                            Price Per Share
      Date             Shares Purchased or (Sold)       (excluding commission)
      ----             --------------------------       ----------------------

6/20/02                    (1,530)                       $2.70/sh


6/30/02                 2,091,347*

* Distributed in kind to the Reporting Persons' investment advisory clients.











01651.0001 #336549